Filed pursuant to Rule 425 under the
Securities Act of 1933, as amended, and
deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer: ON Semiconductor Corporation
Commission File No.: 000-49602

Subject Company: Synaptics Incorporated

Set forth below is a transcript of a June 26, 2026 interview by CNBC with Hassane El-Khoury, the Chief Executive Officer of ON Semiconductor Corporation, regarding the announcement of the proposed transaction with Synaptics Incorporated.

Hassane El-Khoury CNBC Interview Transcript
CNBC “Squawk on the Street” | June 26, 2026

David Faber:

Shares of onsemi, as you see, sliding today after the chipmaker unveiled its largest deal ever. It's an all-stock acquisition of Synaptics. It's got an equity value of about $6.2 billion, although worth less now given that decline in the stock price.

The deal is aimed at pushing beyond power chips and into what onsemi calls Physical AI.

Joining us now in a CNBC exclusive is onsemi President and CEO Hassane El-Khoury.

Good to have you.

Let's start off on that stock price. Hassane, it's not really our pressure, I don't think, because a lot of them are waiting to set this up to short the acquirer's stock, so what is your reaction to a 19% decline in your stock price after you announced an important deal?

Hassane El-Khoury:

Look, to be honest with you, for me, every decision we've made, every decision we make, including this one, has long-term strategic value for shareholders.

So I don't really react to reactions. We more respond to these.

So let me put the deal in perspective because it's important to understand the strategic value of it with where the company is today as far as onsemi.

You know, over the last few years, we have both organically and inorganically invested in differentiated technologies. We have established ourselves as a key leading player in power and sensing, both in automotive, industrial, and AI data center.

That thesis, that strategy remains intact.

What this deal provides is a TAM expansion, $30 billion incremental market expansion, in a strategic, forward-looking view of where the market beyond the AI data center into the physical AI.

That is the strategic value of it, complementary to everything we have done on a very strong foundation both market, strategic, and financial that we've established at onsemi.

David Faber:

Right.

All right. So you're calling this a move from being a component supplier to an intelligent systems company.

So what do you sell after the deal is completed that you aren't selling now?

Hassane El-Khoury:

Sure. When you think about an intelligent system, we define it as a complete build of materials that the customer will use.

Today, we are the primary as far as power, sensing. We've added control with our TREO platform.

At the center of every system is a compute platform.

And in the era of AI, that compute platform, that has historically has been referred to as an MCU, or microcontroller, is pushing into an AI-centric compute platform.

Synaptics already developed and delivers in the market that center compute, which is an AI-first compute.

That, in addition to all of the things we as onsemi provide to that system, provide that complementarity to create those intelligent systems in our existing end markets, and it opens up new end markets that Synaptics brings with them.

David Faber:

All right. So let's talk a bit about that because I think our viewers, many of us, are still struggling to fully understand physical AI.

I sat down with Jeff Bezos. He's got a startup called Prometheus, a lot about physical AI as well, sort of bringing AI to the physical world and obviously creating efficiencies.

What are you talking about in terms of end markets? What are you talking about that conceivably will be done as a result of this deal that you couldn't, and/or your customers couldn't, do previously?

Hassane El-Khoury:

Absolutely.

So let's talk about AI in two buckets.

The AI that we all talk about today is a data center-driven AI. That is a very strong business for us at onsemi.

We talked about ‘26 doubling from last year. That remains a strong business and a very growth business.

Beyond the walls of the data center, today all of us, you, me, and everybody else, interfaces with AI through a prompt. Whether it's coding prompt, whether it's research prompt, whatever it is, it's a prompt through the PC.

The next step of the AI evolution is that physical AI.

Think about it this way. A car with autonomous driving is in the physical AI realm, which is an AI on wheels. That is a physical AI market.

An industrial robot, or an industrial energy storage system, which we are also strong at on onsemi, will have analytics at the edge, not cloud, in order to better perform the energy storage system function.

That is in physical AI. That's complementary to what we do. That is AI also.

Humanoids, or robots, robots whether it's factory automation or humanoids, which is a forward-looking growth market in general, that is, I would say, AI on legs or AI on wheels.

That is in the physical AI realm.

All of these markets that we talk about as growth as an industry, or more and more content as an industry, those are all within physical AI.

David Faber:

All right. Let's talk more about the deal itself.

You're talking about $200 million in synergies. I think 85 to 90% your CFO said on the call will come in terms of OpEx, perhaps mostly SG&A.

So is that just overhead and headcount? Is there anything coming from product integration here that you would call a synergy?

Hassane El-Khoury:

The product integration, the product overall, we've talked about the full complementarity of the product.

There is no overlap in the product, which is why this deal is very exciting from an R&D and a product perspective.

Of course, with like any other deal where two public companies come together, there's the overhead, there's the public company cost, and so on and so forth. That's where the SG&A comes in.

We have a very broad sales network. We have a very broad distribution network.

We're going to bring that network to bear to get the top-line synergies, which we haven't sized, but of course they exist.

And then the rest of it is efficiencies we'll get from combining two public companies.

David Faber:

Are you still seeing the same demand from the data center?

You and I talked only a couple of months back, in early May at Milken, but there is, let's call it, growing concern. It may even be reflected in what you're seeing today in your stock price, which might otherwise have been down even without the deal.

Are you still seeing the same amount of demand? Worried about data center delays, for example, or anything related to that?

Hassane El-Khoury:

I see none of that.

That's why I started the call with the foundation that we have built is strong. We will continue to deliver on that.

We have no hesitation about our core business. That remains strong.

Actually, we see acceleration from our side because of the 800-volt transition.

I've always said the AI data center business is coming into the onsemi realm.

That is happening.

It's happening as early as '27, and that will be exactly where we at onsemi play a very strong role, which is the 800-volt conversion.

To remind everybody, we've been doing 800 volts in automotive for the last five years.

So putting that into the AI data center is really the most natural strategic thing for us to do, and that will continue moving forward.

David Faber:

Right.

Finally, just a final little deal question here as well.

You were asked, I think by the JPMorgan analyst on the call, about the Broadcom wireless connectivity license that you have.

Is there any risk that some of the connectivity that Synaptics has, the IP won't be allowed to transfer to you guys?

Hassane El-Khoury:

We are a complementary technology. We're very familiar with the connectivity.

Synaptics has done a lot of strides in developing that connectivity also, but we don't see that as a risk to the transaction.

David Faber:

All right.

And you've got to get China approval, so it could take a while, right?

Hassane El-Khoury:

Standard regulatory approval.

Obviously, the complementary nature of the products and, of course, our support of customers worldwide at a global footprint, we are expecting a normal regulatory process.

But we are expecting to close in the shorter term, in mid-2027, which puts it in a very favorable timeline.

David Faber:

All right. We'll be checking in between now and then as well.

Hassane, always appreciate it.

Thank you.

Hassane El-Khoury:

Absolutely. Thank you.

Cautionary Note Regarding Forward-Looking Statements

This communication relates to a proposed business combination transaction between Synaptics Incorporated and ON Semiconductor Corporation. This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Synaptics’ and onsemi’s current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, their respective businesses and industries, management’s beliefs and certain assumptions made by Synaptics and onsemi, all of which are subject to change. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology that convey uncertainty of future events or outcomes.

These forward-looking statements involve known and unknown risks and uncertainties, which may cause Synaptics’ or onsemi’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Factors and risks that may impact future results and performance include, but are not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from regulators or the stockholders of Synaptics for the transaction are not obtained; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of Synaptics or onsemi, including restrictions during the pendency of the transaction that may impact the ability to pursue certain business opportunities or strategic transactions; (5) the ability of Synaptics and onsemi to retain and hire key personnel; (6) competitive responses to the proposed transaction; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; (10) uncertainty as to the long-term value of onsemi’s common stock; (11) legislative, regulatory and economic developments; and (12) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Synaptics’ and onsemi’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to Synaptics’ overall business, including those more fully described in Synaptics’ filings with the Securities and Exchange Commission (“SEC”) including its annual report on Form 10-K for the fiscal year ended June 28, 2025, and its quarterly reports filed on Form 10-Q for the current fiscal year, and onsemi’s overall business and financial condition, including those more fully described in onsemi’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2025, and its quarterly reports filed on Form 10-Q for its current fiscal year. Forward-looking statements are not guarantees of performance, and speak only as of the date made, and neither Synaptics nor its management undertakes any obligation to update or revise any forward-looking statements.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute, or form a part of, an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information about the Transaction and Where To Find It

The proposed transaction will be submitted to the stockholders of Synaptics for their consideration. In connection with the proposed transaction, onsemi will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Synaptics and that also constitutes a prospectus of onsemi. Each of Synaptics and onsemi will provide the proxy statement/prospectus to Synaptics stockholders. Synaptics and onsemi also plan to file other documents with the SEC regarding the proposed transaction. This document is not a substitute for any prospectus, proxy statement or any other document which Synaptics or onsemi may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties on Synaptics Investor Relations at https://investor.synaptics.com/ (for documents filed with the SEC by Synaptics) or onsemi Investor Relations at https://investor.onsemi.com/ (for documents filed with the SEC by onsemi).

Participants in the Solicitation

Synaptics, onsemi, and certain of their respective directors, executive officers and other members of management and employees, under SEC rules may be deemed to be participants in the solicitation of proxies from Synaptics stockholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Synaptics stockholders in connection with the proposed transaction, and a description of their direct and indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find more detailed information about Synaptics’ executive officers and directors under the headings “Proposal 1 – Election of Directors,” “Director Compensation,” “Compensation Discussion and Analysis,” “Named Executive Officer Compensation Tables,” “CEO Pay Ratio Disclosure,” “Pay Versus Performance Disclosure” and “Beneficial Ownership of Certain Stockholders” in its definitive proxy statement filed with the SEC on September 16, 2025. To the extent holdings of Synaptics common stock by the directors and executive officers of Synaptics have changed from the amounts of Synaptics common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=817720&owner=exclude under the tab “Ownership Disclosures”. You can find more detailed information about onsemi’s executive officers and directors under the headings “The Board of Directors and Corporate Governance,” “Compensation of Executive Officers” and “Stock Ownership” in its definitive proxy statement filed with the SEC on April 2, 2026. To the extent holdings of onsemi common stock by the directors and executive officers of onsemi have changed from the amounts of onsemi common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=1097864&owner=exclude under the tab “Ownership Disclosures”. Additional information about Synaptics’ executive officers and directors and onsemi’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available.